Mail Stop 3561

October 12, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

        RE: **Federal Services Acquisition Corporation**
                   Registration Statement on Form S-1
                   File No. 333-132220
                   Amendment Filed: October 7, 2005

Dear Mr. Jacks:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The information provided in your response to our prior comments 1 and 2 appears to suggest that particular investors have negotiated revisions to the terms of the offering being registered hereby which have been adopted by the company and, as a result, such investors may have rendered investment decisions with respect to the purchase of the securities being offered. Please advise us about the

discussions that caused the company to modify the terms highlighted in our previous comments. If you do not believe that these investors have rendered an investment decision, then explain the impact of their ability to dictate certain of the material terms of this transaction. Also explain how the apparent rendering of investment decisions is consistent with the obligations imposed by Section 5 of the Securities Act of 1933. We may have further comment after reviewing your response.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599